Filed by Hyperion Solutions Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No.: 000-23997

1.	BUSINESS RATIONALE

Q.	What is being announced?

A.	Announcing Hyperion’s agreement to acquire Brio. A definitive agreement has been reached between the two companies under which Hyperion will acquire Brio.

1.	Hyperion’s acquisition of Brio will extend our lead as the world’s largest provider of Business Performance Management software (per IDC market share) and the most complete performance management solution set (per BPM SPEX rating).

a.	This combination will bring together the leader in business performance management applications and OLAP technology with a leader in enterprise-scale business intelligence software with an acknowledged advantage in ease-of-use.

b.	By strengthening its foundation platform with the easiest-to-use business intelligence toolset in the industry, Hyperion can materially advance the power and reach of its business performance management solutions to every corner of the enterprise.

2.	An agreement has also been signed for Hyperion to immediately OEM and resell Brio’s complete product line.

a.	An OEM partnership ensures existing partners immediately begin to benefit from the resources and products of the combined products.

b.	The existing integration between Brio Performance Suite and Hyperion Essbase provides “out of the box” value for customers and partners.

Q.	What motivated this acquisition?

A.

1.	We set out to be the essential resource for companies committed to deliver breakthrough performance everywhere. This acquisition fills a gap in our product line and helps us deliver operational performance monitoring and management to all levels of the organization.

2.	Customers want fewer, more strategic IT vendors. They want enterprise-wide reporting, query, and analysis tools integrated with performance management applications. They want to deliver the benefits of Business Performance Management to thousands of people across their companies and they want to do it cost effectively. This acquisition will satisfy their needs on all counts.

3.	Customers will, for the first time from one vendor, be able to directly query transactional data sources and marry that information to the software they use for day-to-day operational and financial planning, and to populate scorecards and dashboards for forecasting and monitoring results.

4.	Brio complements Hyperion technology with easy-to-use products with few redundancies. Brio’s strength in selling to IT organizations complements Hyperion’s strength in selling into finance organizations. They complement our marketing strategy by helping us attract customers earlier in the adoption cycle.

Q.     What are the financial details?

A.

1.	Terms of the transaction:

a.	Cash and stock transaction. Brio shareholders will receive a combination of .109 shares of Hyperion common stock and $.363 for each share of Brio common stock.

b.	Based upon Hyperion’s closing stock price on July 22, 2003, the transaction is valued at approximately $142 million.

c.	Brio shareholders will own approximately 10.5% of Hyperion post-closing.

d.	Hyperion expects the transaction to be accretive to EPS on a GAAP basis in calendar year 2004, with the first accretive quarter expected to be the June 2004 quarter.

Q.	What is the timeframe and expectation between agreement and close?

A.

1.	Acquisition is subject to customary closing conditions, including Brio shareholder and regulatory approvals and is expected to be completed in the December quarter of calendar year 2003.

2.	We have executed an OEM agreement, which provides Hyperion and our partners with the immediate ability to resell Brio’s complete product line today.

a.	Effective immediately Hyperion will stop selling Crystal.

b.	Hyperion will support Crystal customers until the completion of their maintenance contract.

c.	Hyperion will offer a migration package for Crystal customers to Brio products.

3.	Companies remain independent public companies and will partner closely as a result of the OEM agreement. We expect to execute against our current plans aggressively.

Q.	Why Brio?

A.

1.	Brio has award winning products in Business intelligence that fill Hyperion’s need for ad hoc query & reporting, enterprise reporting and KPI management / dashboarding.

a.	Brio Performance Suite 8 represents the easiest to use, integrated, and scalable suite of BI tools in the industry. Brio 8 combines scalable enterprise reporting tools (SQR) with powerful ad hoc query and analysis capabilities and rapid dashboard construction. Performance Suite 8 takes Brio to a whole new level of scalability and ease of deployment.

b.	SQR is the standard for enterprise reporting with over 35,000 developers worldwide

c.	The award-winning Brio Metrics Builder is the industry’s advanced environment for creating, configuring and delivering metrics that govern company performance.

2.	Brio delivers easy-to-use products with a low total cost of ownership that can cost effectively scale to thousands and tens of thousands of users

a.	Well-known end-to-end “ease of use” leadership spans from the business user to the business analyst and data administrator; with little training and support required Brio’s products are broadly known as simple but powerful.

b.	Over 10,000 customers across 80 different countries and more than 2 million active users.

3.	Brio offers the fastest time-to-value of any enterprise reporting and analysis suite in the industry.

a.	Ability to progressively deploy (start small and scale large) enables projects to start quickly then scale without any loss of investment.

b.	Open access to disparate data sources combined with minimal training requirements delivers fast value and return.

4.	Brio possesses a broad reach beyond finance into operational performance management applications built and deployed by customers and partners using Brio’s tool set.

In Customer Relationship Management, companies such as Boise Office Solutions, Comerica, Pfizer, United Airlines and Wells Fargo have deployed Brio customer analysis and campaign effectiveness.

In Human Capital Management, companies such as Boeing and Motorola use Brio to analyze payroll, benefits and performance data.

In Supply Chain Management, companies such as Nike, North Face and Toyota use Brio to monitor and report on critical inventory, logistics and distribution information.

In Financial Management, enterprises such as Bureau of Land Management, SoDexHo and U.S. Air Force use Brio to create standard budget analyses and distribute management reports to thousands of departmental managers.

5.	Brio and Hyperion can create tremendous organizational and operational synergies.

a.	Hyperion can dramatically improve the reach of Brio’s products through the strength of its distribution channel. The improved corporate viability will increase the consideration rate for Brio products.

b.	The companies have complementary geographic success and global presence.

c.	They share similar culture and shared vision, with HQ proximity.

Q.	What is the strategic rationale? Why is this a powerful combination?

A.

1.	Brio’s easy-to-use query and reporting capabilities strengthen the Hyperion platform, and in combination with Hyperion’s broad application footprint, extend its position as the leading provider of Business Performance Management software.

a.	The intended acquisition will strengthen Hyperion’s competitive position (against Cognos). By filling a product gap in the Q&R and enterprise reporting domain, Hyperion will have the most complete BPM footprint and strongest platform.

2.	Customers are seeking strategic IT vendors. This combination will provide a single source destination for customers looking for tailored or packaged performance management applications.

3.	The Brio product line substantially expands Hyperion’s addressable market to a larger number of users and departments within the enterprise.

a.	It enables Hyperion products to expand to all corners and all levels of the organization, from executives and managers to power user/analysts and to thousands of front line employee.

b.	It drives adoption of BPM at an enterprise scale

c.	As a result, Hyperion will expand beyond finance to include operational performance management

4.	Captures customers early in an adoption cycle (start anywhere) when the need grows from simple reporting against transactional systems to dynamic performance monitoring of key operational measures and on to KPI dashboarding.

5.	The deal creates a convergence of dynamic performance monitoring of day-to-day operational business activities and the proactive management of those measures to meet key operational, financial, or strategic goals.

2.	MARKET OPPORTUNITY

Q.	How big is the joint market opportunity? What will be the market share of the combined company?

A.	The total joint addressable market for the two companies was $5.9 billion in 2002 and is expected to grow to $7.5 billion in 2006, using IDC data. Using IDC segmentation definitions, the total joint addressable market comprises of the Business Intelligence Tools and Financial & Performance Management Analytic Applications segments. The combined new company expects to have 10.5 % market share in this market.

Q.	Who are the primary Brio competitors? Who are the primary competitors of combined companies?

A.	The primary Brio competitors are Business Objects, Cognos and Crystal, in that order. The primary competitors of the combined company will be vendors addressing Business Performance Management needs (Cognos, SAP, PeopleSoft), with secondary competition from pure play BI vendors.

3.	PRODUCT POSITIONS

Q.	How do the Brio products fit into the Hyperion product vision?

A.	Brio products complement and extend Hyperion’s vision to deliver Business Performance Management to all stakeholders, across all business functions in the enterprise and beyond. Brio products enables customers to start anywhere, advancing organizations to achieve their vision of breakthrough performance and accountability at levels.

Q.	How will Hyperion position Brio products?

A.	Brio’s products provide customers at all stages of the BPM adoption cycle with proven query, reporting and information access, enabling customers to both start anywhere, in any business function and consolidate their BI and BPM spend with a single vendor solution. Brio products will be positioned with the BPM applications as well as the Platform. Additionally, Hyperion now has the ability to sell Hyperion Metrics Builder, which is world-class enterprise metrics management system.

Q.	How will Hyperion brand the products that it is OEMing from Brio?

A.	Our OEM agreement with Brio enables us to brand the products as Hyperion products.

Q.	What are the new products and bundles that incorporate Brio technology and what do they do?

A.

1.	Hyperion Reporting and Analysis Studio bundle:

a.	Integrated query, reporting and comprehensive analysis

b.	Combines Hyperion Analyzer, spreadsheet analysis, and financial reporting with Hyperion Intelligence, to deliver unparalleled breadth of deployment

2.	Hyperion Intelligence Product

a.	Web based query and reporting

b.	Self service environment enables rapid publishing of interactive desktops to the web

c.	Broad access to enterprise analytic and operational sources

d.	Proven, mature, real time operational query capabilities

d.	Provides proactive information delivery to address all classes of users

e.	Extends reach to offline users.

3.	Hyperion SQR

a.	Proven cross platform, high volume enterprise-class engine for generating reports and processing data

b.	Leverages SQR, a recognized name in industrial strength enterprise reporting

c.	Can be leveraged against a broad range of operational sources

d.	Delivers reports in multiple output types — such as HTML, PDF, XML

4.	Hyperion Metrics Builder

a.	Enterprise-wide performance monitoring, the InfoWorld Technology of the Year award winner for 2002

b.	Unique metrics visualization delivers intuitive metrics monitoring

c.	Individual, personalized KPI dashboards extends to every stakeholder

d.	Centralized metrics dictionary enables enterprise alignment

Q.	What are the priorities?

A.	Product Integration Roadmap

1.	Today: Customers benefit from the existing integration between Hyperion and Brio flagship platforms (especially integration between Brio Performance Suite 8 and Hyperion Essbase XTD platform).

2.	Moving forward: Hyperion’s paramount concern is ensuring that both Hyperion’s and Brio’s customers receive full and ongoing value from their investments in our mutual products. Future direction for products will be determined after comprehensive planning and feedback from customers and partners. Hyperion’s focus will be to recognize the complementary synergies between the Brio and Hyperion product lines and to deliver increased ROI to both customer bases. The primary value proposition to our customers is to maximize value through tight integration of these products. Hyperion’s product integration efforts in the first 90 days after entering into the OEM agreement will focus on expanding the reach of the integrated Brio BI tools and Hyperion BPM applications across the enterprise. Please contact your Channel Sales Manger, Account Manager or Strategic Alliance Manager to get more details on when more information will be available on the product integration roadmap.

4.	HYPERION PARTNERS

Q.	How will this announcement impact Hyperion’s partners?

A.	We believe this represents a great opportunity for our partners. You will be able to provide a more complete Business Performance Management offering to your customers that can be deployed broadly to all users across all departments. This presents you with new opportunities to significantly increase your revenue. With Hyperion’s commitment to deliver an integrated product suite, you will benefit by working with a single software company to satisfy the broadest range of your customers’ Business Performance Management needs. As a result, you will reduce the costs associated with the integration of multiple products, as well as the support and management of multiple vendors.

Q.	How will this announcement impact Hyperion partners who resell Crystal?

A.	Hyperion will continue to honor pending Crystal orders sold through Hyperion’s partners for at least ninety days from the date of this announcement.

Q.	How will this announcement impact Hyperion partners who are currently implementing Crystal?

A.	Hyperion will continue to support existing Crystal implementations by Hyperion’s partners.

Q.	How many Hyperion partners are also Brio partners?

A.	We have 15 partners in common.

Q.	How will Hyperion support Brio’s existing partner base?

A.	Hyperion welcomes Brio’s partner community and will continue to support Brio’s partners. Hyperion and Brio will integrate partner programs, and will combine and enhance our partner offerings.

Q.	How will partnerships be managed under the combined entities?

A.	At present, the management of partners will remain unchanged.

Q.	How can partners get more information on the announcement between Hyperion and Brio?

A.	Hyperion held a partner webcast on Friday, July 25. A recording of the webcast will be available for download from the Partner Connections website.

Q.	Who should partners contact if they now want to expand their agreements with Hyperion to include Brio?

A.	Partners interested in expanding their agreements with Hyperion should contact their Account Manager, Channels Sales Manager, or Strategic Alliance Manager or send an email to partners@hyperion.com.

5.	BRIO GENERAL

Q.	Who is Brio?

A.	Brio is one the pioneers in the world of business intelligence, established more than 14 years ago in the Silicon Valley. Having roots in the initial development of data warehousing, Brio is uniquely competent in both data access and presentation, and architecture design. Over the years, Brio has brought several technologies and companies together to deliver today, the most comprehensive business intelligence tool set available.

Brio provides integrated reporting and analysis tools enabling customers to more fully understand and improve the operational performance of their organization. Brio’s tools are the quickest to deploy and easiest to use in the industry, enabling everyone in the organization to use existing operational data to make better decisions. Ultimately, Brio’s tools enable departments, divisions or entire global enterprises to align the goals of each individual with the priorities of that department, division or enterprise.

Q.	Who are their customers?

A.	Brio serves the Global 3000, plus governmental and educational institutions. Nearly 75% of the Fortune 100 are Brio customers today, and all told, roughly 10,000 customer locations and over 2 million people use Brio products. In most mid to large enterprises, you will likely find some instance of Brio technology. Brio has the advantage of end-to-end ease of use which will enable the new Hyperion access to the mass market of information users, expanding beyond the traditional realm of business intelligence that is comprised of business analysts, financial analysts and other categories of more sophisticated users.

Q.	Who are their partners?

A.	Brio has approximately 150 partners. As we have complimentary products, we only have 15 partner in common. Brio’s partner community is largely comprised of local and regional SI partners. The larger companies that we both partner with are IBM, Ascential and Teradata.

Q.	What are some examples of Brio customer successes?

A.	Brio and Hyperion share many joint customers including Boeing, Intuit, Motorola, North Face, Pfizer, Sodexho, Toyota and Wells Fargo. While there are hundreds of companies who use our products together in finance, there are many opportunities and synergies with Brio outside of finance in operational performance management applications for supply chain management, human capital management and customer relationship management.

In Supply Chain Management, companies such as Nike, Toyota and North Face use Brio to understand inventory levels and analyze distribution, logistics and transportation data to create greater efficiencies in inventory levels and supplier relationships.

Department: Operations & Finance
Customer: Shared, New Synergies

Toyota Motor Sales uses Brio to optimize every aspect of vehicle operations and manage just-in-time customizations to improve business performance by lowering transportation costs and keeping dealers informed of inventory availability. Toyota’s savings in freight alone created a more than 500% return on investment as calculated by IDC. More than 2,000 sales, marketing and distribution managers use operational dashboards to track 1.8 million vehicles in transit and monitor every vehicle from point of manufacture to ports of entry, and finally, to the dealers’ location.

Toyota Financial Services headquartered in Japan has standardized and deployed Hyperion’s business performance management applications in 18 countries to shorten the financial planning and reporting cycle giving managers and shareholders greater visibility and insight into overall financial performance.

By bringing the capabilities of Hyperion and Brio together, we will be able to help companies like Toyota monitor and manage the financial impact of key operating decisions in the supply chain.

Department: Supply Chain
Customer: Brio, New Synergies

North Face uses Brio to optimize their supply chain operations by analyzing profitability of more than 12,000 products and 2,000 customers. With Brio, they have been able to improve order fill-rate and increase on-time delivery from 50 to 98% for their outdoor resellers by monitoring activity points from vendors manufacturing floor to customer’s receiving dock.

In Human Capital Management, companies such as Boeing and Motorola use Brio to analyze payroll, benefits and performance data.

Department: Human Resources
Customer: Joint, New Synergies

Motorola’s global HR community chose Brio to run and distribute the company’s human resources reports worldwide. Managers across the globe in staffing, recruiting and training access key human resource information with Brio. The Semiconductor Products Sector for example published a weekly Global Census indicating weekly headcount totals and quarterly trend data, by sector, region, division and location.

In Customer Relationship Management, companies such as Boise Office Solutions, Comerica, Intuit, Pfizer, United Airlines and Wells Fargo have deployed Brio to understand customer purchasing patterns, analyze marketing and channel effectiveness and monitor customer satisfaction levels.

Department: Marketing, Customer Service
Customer: Shared Customer, New Opportunities

Intuit managers in marketing and customer service use Brio to measure customer satisfaction, sell through effectiveness allowing Intuit to adjust their call center strategy and support rep training curriculum. Each business unit depends on a customized performance dashboard to access key indicators, view operational reports and drill down into detailed transactional data.

Intuit’s contact center managers use Brio to analyze the number of minutes spent on each call, compared to the customer’s satisfaction rating, and the sales generated on that call, providing management with insight into the effectiveness of each call. With this valuable knowledge, Intuit can adjust call strategy and contact center rep training to improve call performance for its customers.

In addition to the contact center, Intuit’s product teams use Brio dashboards to gain an overview of their customer base. By looking at sales by product, marketers can tell if marketing efforts are moving customers to higher-end products. Marketers know which marketing channel appears to be most successful (direct, outbound, retail, etc.) at a given time and determines if efforts need to be made to boost sales in a particular channel.

Department: Sales & Marketing
Customer: Shared Customer, Existing Synergy

Pfizer Canada uses Brio to develop PSI Factory, a data warehouse and business intelligence system that integrates CRM, ERP and 3rd party data into analytical applications that support sales & marketing.

The applications are deployed across Canada sales and sales management. Application provides insight into KPI such as Sales, Growth, % Quota, and Market Share versus Field Force Effectiveness metrics such as Call Activity, Reach, Frequency, and Customer Targeting.

Pfizer uses Brio with both Hyperion Essbase and several relational data marts totaling 500 GB of data and 10 million rows of data are processed each month. Key management reports are distributed through email and the company website for web and disconnected users.

In addition, Pfizer has deployed marketing dashboards to monitor sales and market share trends and product level analysis and success vs. competition. By using Brio, Pfizer was able to reduce data integration and report creation by 86%.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties concerning Hyperion’s proposed acquisition of Brio Software, Hyperion’s expected financial performance, as well as Hyperion’s strategic and operational plans. Actual events or results may differ materially from those described in this communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion’s ability to successfully integrate Brio Software’s operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion’s and Brio Software’s products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion’s business and financial results is included in Hyperion’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Brio Software’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information About the Proposed Merger and Where to Find It

Hyperion and Brio Software intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion, pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway, Santa Clara, CA 95054 (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion, Jeff Rodek, Hyperion’s Chairman and Chief Executive Officer, and certain of Hyperion’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger.

Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.